

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

May 21, 2018

<u>Via E-mail</u>
John L. Erb
Chief Executive Officer
CHF Solutions, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

      **Re: CHF Solutions, Inc.
              Registration Statement on Form S-3
              Filed May 11, 2018
              File No. 333-224881**

Dear Mr. Erb:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Caleb French at (202) 551-6947 with any questions.

                        Sincerely,

                        /s/ Caleb French for

                        Amanda Ravitz
                        Assistant Director
                        Office of Electronics and Machinery

cc: Phillip D. Torrence, Esq.
        Honigman Miller Schwartz and Cohn LLP